FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Translation of Material Event
2.	Translation of Material Event

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Juan Pedro Santa María
Title:	General Counsel

Date: April 29, 2010

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 44 of the General Banking Law, Banco Santander Chile informs that in the Annual Shareholder Meeting held on April 27, 2010, shareholders approved the appointment of Oscar von Chrismar Carvajal as a member of the Board and approved the appointment of Juan Manuel Hoyos Martínez de Irujo as Alternate Director. Both had been appointed to the Board in a Board meeting held on December 22, 2009.

Claudio Melandri Hinojosa
Chief Executive Officer

Material Event

In conformity with Articles 9 and 10 of the Law 18,045, the Board of Banco Santander Chile unanimously approved, prior authorization of the Board, to execute the following operations with related parties without the requisites or procedures established in No. 1 -7 of insert 1° of article 147 of Law 18,046:

b) Every operation considered to be part of the Bank’s normal line of business, considering that the Board of Directors, in this Act, determines as normal line of business as: all transactions referred to by Article 69 of the General Banking Law, including those included under this article in the future. This must be declared as a Material Event and the Chief Executive Officer is empowered to do so in accordance with the norms of the Superintendnecy of Banks and Financial Institutions. At the same time, this agreement will be published on the Bank’s website and is at disposal of shareholders at the Bank’s offices and branches.

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer